January 11, 2005


Via Facsimile at (612) 642-8326 and U.S. Mail

Martin R. Rosenbaum
Paul D. Chestovich
Maslon Edelman Borman & Brand LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

RE:	Norstan, Inc.
      Schedule 14D-9 filed December 23, 2004
	File No. 5-15836

Dear Messrs. Rosenbaum and Chestovich:

We have the following comments on the Schedule 14D-9 filed by Norstan and listed above. All defined terms have the same meaning as in your offer materials.
Schedule 14D-9

Item 4. The Solicitation or Recommendation - Background of the
Transaction, page 6
1. Describe the results of your efforts (through KeyBanc Capital Markets) to seek a potential minority investor in Norstan. Specifically, why did you abandon these efforts in favor of a sale of the Company?
2. Describe the material terms of the offer (originally and as reduced) by the "other bidder" with whom negotiations were terminated.
3. Explain why you abandoned efforts to sell Norstan in January
2004.
4. When Black Box contacted Company representatives in September
2004
regarding an acquisition transaction, discuss why you elected not to seek other competing offers for Norstan.

Reasons for the Board`s Recommendation; Factors Considered, page
10
5. This section should describe all factors considered by the Board and forming the basis for its recommendation. See Rule 14e-2(a) of Regulation 14E. The introduction to this section indicates that the factors listed are not exhaustive. Revise similar language in the first paragraph after the bullet points on page 11.
Annex A - Fairness Opinion of KeyBanc Capital Markets
6. The text of the opinion indicates that it is for the "confidential" use of the Board of Directors. This appears to be inconsistent with the use of the opinion in a publicly filed document, and your discussion of the opinion in the body of the
Schedule 14D-9. Please revise or advise.
Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the
Company and its management are in possession of all facts relating to a Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from Norstan acknowledging that:

* the Company responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws
	of the United States.

As appropriate, please revise your Schedule 14D-9 in response to these comments. You may wish to provide us with marked copies of the amendment(s), if required, to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

If you have questions or concerns, please do not hesitate to contact me at (202) 942-1976.


							Very truly yours,



							Michael Pressman
							Special Counsel
							Office of Mergers &
Acquisitions





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Martin R. Rosenbaum, Esq.
Paul D. Chestovich, Esq.
January 11, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE